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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-24948
                                                                         -------
                                                         CUSIP NUMBER
                                                                      ----------

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:    DECEMBER 31, 2008
                   -------------------------------------------------------------
[  ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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PART I - REGISTRANT INFORMATION

Full name of Registrant   PVF CAPITAL CORP.
                       ---------------------------------------------------------
Former Name if Applicable
                         -------------------------------------------------------
Address of Principal Executive Office (Street and Number)  30000 AURORA ROAD
                                                         -----------------------
City, State and Zip Code    SOLON, OHIO  44139
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PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         PVF Capital Corp. (the "Registrant") is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2008 during the prescribed time period as a result of its need to reassess certain loans within its loan portfolio so as to ensure that the amount of its provision for loan losses for the quarter ended December 31, 2008 was appropriate. The Registrant expects that it will file its Form 10-Q for the period ended December 31, 2008 by February 16, 2009.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                JOHN R. MALE                    (440) 248-7171
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                  (Name)                        (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [ X ] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof? [ X ] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Registrant's provision for loan losses for the quarter ended December 31, 2008 will be $3,641,000, as compared to a provision for loan losses of $82,000 for the quarter ended December 31, 2007.



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PVF CAPITAL CORP.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 9, 2009          By: /s/ John R. Male
                                    --------------------------------------------
                                    John R. Male
                                    Chief Executive Officer